United States Securities and Exchange Commission
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): Sondex Completion Systems, Inc.

B.	This is [check one]:
☑	an original filing for the Filer

☐	an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	Innicor Subsurface Technologies, Inc.

Form type:	Schedule 14D-1F

File number (if known):	005-82096

Filed by:	Sondex Completion Systems Inc.

Date filed (if filed concurrently, so indicate):	October 11, 2006 (concurrently herewith)
D.	The Filer is incorporated or organized under the laws of the Province of Alberta, Canada and has its principal place of business at 1000 Canterra Tower, 400-3rd Avenue S.W., Calgary, Alberta T2P 4H2, telephone: (403) 232-9500.

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005, telephone: 202-572-3100, as the Agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form ___ on , or any purchases or sale of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that services as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for services of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.
               The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada, on October 11, 2006.

Filer:	SONDEX COMPLETION SYSTEMS INC.

	By:	/s/ Martin Perry Martin Perry
Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM,
as Agent for Service of Process for
Sondex Completion Systems Inc.

By:	/s/ Jane Zachritz

Jane Zachritz, Asst. Secretary
Dated: October 11, 2006

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